

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Gregory Poilasne
Chief Executive Officer
Nuvve Holding Corp.
2468 Historic Decatur Road
San Diego, California 92106

      Re: Nuvve Holding Corp.
           Registration Statement on Form S-1
           Filed March 25, 2021
           File No. 333-254718

Dear Mr. Poilasne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Eric Schwartz